

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

May 20, 2016

Terry R. Gerhart
Chief Executive Officer
Noble Midstream Partners LP
1001 Noble Energy Way
Houston, TX 77070

      Re: Noble Midstream Partners LP
              Amendment No. 4 to Registration Statement on Form S-1
              Filed May 12, 2016
              File No. 333-207560

Dear Mr. Gerhart:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

Amended Application for Confidential Treatment

1.   We are in receipt of the amended application you filed with the Office of the Secretary on May 13, 2016 to request confidential treatment for an additional nine exhibits. We will issue comments relating to the amended confidential treatment request, if any, under separate cover.

Form S-1 Amendment No. 4 Filed May 12, 2016

Management's Discussion and Analysis of Financial Condition and
Results of Operations, page 92

Results of Operations – Three Months Ended March 31, 2016 Compared to Three Months Ended
March 31, 2015, page 100

2.   You list a number of factors which contributed to the period-over-period 150% increase
        in revenues from related party midstream services. Please revise to provide
        quantification for the various factors you list, where available.

Exhibit Index

3.   It appears that when you filed new exhibits with this amendment you revised the exhibit
        number of each of the exhibits. As a result, the exhibit numbers no longer correspond to
        the correct exhibit. Please amend your exhibit list accordingly and ensure that no two
        exhibits have the same exhibit number. Also, identify in the latest amendment all the
        exhibits which are the subject of your pending request.

Closing Comments

        If you have questions regarding comments on the financial statements and related
matters, you may contact Lily Dang, Staff Accountant, at (202) 551-3867 or John Cannarella,
Staff Accountant, at (202) 551-3337. Please contact Karina V. Dorin, Staff Attorney, at (202)
551-3763 or, in her absence, Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with
any other questions.

                                                        Sincerely,

                                                        /s/H. Roger Schwall

                                                        H. Roger Schwall
                                                        Assistant Director
                                                        Office of Natural Resources

cc: George J. Vlahakos
        Andrews Kurth LLP